VIA EDGAR

Confidential

For Use of SEC Staff Only

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Beverly A. Singleton Margery Reich J. Nolan McWilliams David R. Humphrey

RE:

Genesee & Wyoming Inc.

Supplemental response letter dated August 27, 2010 regarding the

Form 10-K for fiscal year ended December 31, 2009

File No. 1-31456

and

Definitive 14A

Filed April 16, 2010

File No. 1-31456

October 20, 2010

Ladies and Gentlemen:

Reference is made to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 5, 2010, concerning Genesee & Wyoming Inc.’s (the “Company”) Form 10-K filed on February 26, 2010 and Definitive Proxy Statement filed on April 16, 2010. This letter is in response to the Staff’s comment letter. For ease of reference, we set forth your comments below in bold and our responses thereto.

Form 10-K (Fiscal Year Ended December 31, 2009)

Financial Statements

Note 2. Significant Accounting Policies: Property and Equipment, page F-8

and

Note 5. Property and Equipment and Leases, page F-18

1.	We have reviewed your response to our prior comment 3. In future filings, please expand the property and equipment disclosures in Note 2 and MD&A to include your response that for self-constructed assets, less than 3% of your capital spending in fiscal year 2009 relates to the capitalization of internal costs and that the majority of your capital spending relates to purchased assets installed by professional contractors. In addition, expand the proposed disclosure included in Appendix A of your response for construction-in-process to indicate, if true, that such costs are associated with track and equipment upgrades, and to explain the nature or type of the construction upgrades performed on track property and also on locomotives and freight cars.

In response to the Staff’s comment, the Company will revise the disclosure in future filings of its annual report on Form 10-K to reflect the Staff’s recommendation. For the convenience of the Staff, we have revised the proposed draft of Note 5 – Property and Equipment and Leases that we appended to our response letter to the Staff dated August 27, 2010, and included it in its entirety and marked for changes from our previous response as Appendix A. We have also revised the proposed draft of Note 2 – Significant Accounting Policies: Property and Equipment and MD&A – Critical Accounting Policies and Use of Estimates: Property and Equipment that we appended to our response letter to the Staff dated August 27, 2010, and included them in their entirety and marked for changes from our previous response as Appendix B.

2.	We have reviewed your response to our prior comment 4. Please expand the proposed disclosures included in Appendix B of your response to also indicate that other than a de-minimis threshold for costs for individual items or a group of similar items, which are expensed as incurred in the normal course, you do not apply pre-defined capitalization thresholds when assessing spending for classification as to capitalization or expense as incurred.

In response to the Staff’s comment, the Company will revise the disclosure in future filings of its annual report on Form 10-K to reflect the Staff’s recommendation. For the convenience of the Staff, we have revised the proposed draft of Note 2 – Significant Accounting Policies: Property and Equipment and MD&A – Critical Accounting Policies and Use of Estimates: Property and Equipment that we appended to our response letter to the Staff dated August 27, 2010, and included them in their entirety and marked for changes from our previous response as Appendix B.

3.	We have reviewed your response to our prior comment 5. Please expand the proposed disclosures included in Appendix B of your response to disclose that because your business model is based on the transportation of freight over relatively short distances, unlike Class I railroads that operate extensive contiguous rail networks, you generally do not incur significant rail grinding and ballast cleaning expenses, and, if and when these and similar costs are incurred, they are expensed.

In response to the Staff’s comment, the Company will revise the disclosure in future filings of its annual report on Form 10-K to reflect the Staff’s recommendation. For the convenience of the Staff, we have revised the proposed draft of Note 2 – Significant Accounting Policies: Property and Equipment and MD&A – Critical Accounting

Policies and Use of Estimates: Property and Equipment that we appended to our response letter to the Staff dated August 27, 2010, and included them in their entirety and marked for changes from our previous response as Appendix B.

4.	We have reviewed your response to our prior comment 6. You indicate you do not believe such disclosure is required by U.S. GAAP and SEC rules, and that from a practical standpoint you do not currently capture financial information following a specific definition of maintenance and repair costs and instead that these costs are spread across various income statement line items based upon the nature of the respective cost, and the variability in potential definitions of such costs that could be applied among publicly-traded railroad entities. However, please note that in light of the significance of your maintenance costs, as well as the overall importance of property and equipment to the operations of your railroad and the complexities generally involved in accounting for property and equipment, we believe you should provide additional disclosure with respect to the amounts of maintenance and repair costs that are capitalized and the amounts expensed for each period presented. Although not specifically required by U.S. GAAP, we believe such additional disclosure is useful because it would enable an investor to gain a greater understanding of your business with regard to the capitalization of certain costs to upgrade your railroad, as compared to the expensing of other costs that you consider to be normal maintenance and repair costs. It could also provide meaningful trend information. In this regard, we would not object to the presentation of information pertaining to the amounts of maintenance and repair costs that are capitalized, as compared to the amounts expensed, solely in your MD&A.

In response to the Staff’s comment, the Company will revise the disclosure in future filings of its annual report on Form 10-K to reflect the Staff’s recommendation. For the convenience of the Staff, we have revised the proposed draft of MD&A – Critical Accounting Policies and Use of Estimates: Property and Equipment that we appended to our response letter to the Staff dated August 27, 2010, and included it in its entirety and marked for changes from our previous response as Appendix B.

5.	We have reviewed your response to our prior comment 7. Please expand the last paragraph in the proposed disclosures in Appendix B to your response to state that you had no unusual events (not in the ordinary course of business) in the last three fiscal years that resulted in the recording of a gain or loss on retirement of railroad property. We also suggest you include the last paragraph of your response to the proposed disclosures in Appendix B, and, further expand to explain why gains or losses would be recognized on the retirement or other dispositions (not sales) of railroad properties, given that the impairment testing would presumably write these assets down to estimated recovery or salvage value. Please consider separating your narrative disclosure pertaining to the accounting policy for recognizing gains and losses on sales, other dispositions (i.e., retirements) and asset impairments.

In response to the Staff’s comment, the Company will revise the disclosure in future filings of its annual report on Form 10-K to reflect the Staff’s recommendation. For the convenience of the Staff, we have revised the proposed draft of Note 2 – Significant Accounting Policies: Property and Equipment and MD&A – Critical Accounting Policies and Use of Estimates: Property and Equipment that we appended to our response letter to the Staff dated August 27, 2010, and included them in their entirety and marked for changes from our previous response as Appendix B.

Schedule 14A

Annual Incentive Compensation Program, page 29

6.	While we note your response to our prior comment 11, the causal connection between disclosure of your Genesee Value Added target and any competitive harm is not entirely clear. Please provide additional detailed analysis in support of your conclusion.

The Company is providing the Staff on a confidential and supplemental basis a separate letter dated today containing additional analysis regarding the causal connection between disclosing the Genesee Value Added financial targets and the resulting competitive harm.

* * * * *

As requested by the Staff, the Company acknowledges that, with respect to filings made by the Company:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (203) 413-2118.

/s/ Timothy J. Gallagher
Timothy J. Gallagher
Chief Financial Officer

Appendix A

(1 of 2)

Note 5. Property and Equipment and Leases, page F-18

5. PROPERTY AND EQUIPMENT AND LEASES:

Property and Equipment

Major classifications of property and equipment as of December 31, 2009 and 2008 were as follows (dollars in thousands):

	2009	2008
Property:
Land and land improvements	$129,252	$144,124
Buildings and leasehold improvements	35,833	37,837
Bridges/tunnels/culverts	160,689	143,839
Track property	709,965	668,671

Total property	1,035,739	994,471
Equipment:
Computer equipment	4,781	4,836
Locomotives and freight cars	146,746	121,314
Vehicles and mobile equipment	25,218	22,895
Signals and crossing equipment	17,465	15,393
Track equipment	9,212	7,969
Other equipment	12,424	12,729

Total equipment	215,846	185,136
Construction-in-process	21,772	20,948

Total property and equipment	1,273,357	1,200,555
Less: accumulated depreciation	(249,060)	(201,560)

Property and equipment, net	$1,024,297	$998,995

Construction-in-process as of December 31, 2009, totaled $21.8 million and consisted primarily of costs associated with track and equipment upgrades, of which $11.9 million related to track property, $6.2 million related to locomotives and freight cars, $3.0 million related to bridges/tunnels/culverts and $0.7 million related to other property and equipment projects. Construction-in-process as of December 31, 2008, totaled $20.9 million and consisted primarily of costs associated with track and equipment upgrades, of which $6.8 million related to track property, $6.7 million related to bridges/tunnels/culverts, $6.0 million related to locomotives and freight cars and $1.4 million related to other property and equipment projects. Track property upgrades typically involve the substantial replacement of rail, ties and/or other track material. Locomotive upgrades generally consist of major mechanical enhancements to the Company’s existing locomotive fleet. Upgrades to the Company’s freight cars typically include rebuilding of car body structures and/or converting to an alternative type of freight car.

Depreciation expense for 2009, 2008 and 2007, totaled $41.3 million, $35.3 million and $28.2 million, respectively.

Appendix A

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Leases

The Company enters into operating leases for freight cars, locomotives and other equipment. As of December 31, 2009, the Company leased 10,730 freight cars and 31 locomotives. Related operating lease expense for the years ended December 31, 2009, 2008 and 2007 was approximately $12.6 million, $15.5 million and $17.7 million, respectively. The Company leases certain real property, which resulted in operating lease expense for the years ended December 31, 2009, 2008 and 2007, of approximately $4.6 million, $4.4 million and $4.0 million, respectively. The costs associated with operating leases are expensed as incurred and are not included in the property and equipment table above.

The Company is a party to several cancelable leases for freight cars and locomotives that have automatic renewal provisions. Typically, the Company has the option, at various dates, to terminate the leases or purchase the underlying assets. Penalties for non-renewal are not considered material. During 2008, the Company exercised its option to purchase certain leased rolling stock for $2.6 million. Since these assets were the subject of a previous sale-leaseback transaction, the remaining balance of pre-tax unamortized deferred gains of approximately $1.8 million was included as an offset to the recorded value of the rolling stock acquired.

The Company is a party to several lease agreements with Class I carriers to operate over various rail lines in North America. Certain of these lease agreements have annual lease payments, which are included in the non-cancelable section of the schedule of future minimum lease payments shown below. Under certain other of these leases, no payments to the lessors are required as long as certain operating conditions are met. No material payments were required under these lease arrangements in 2009.

The following is a summary of future minimum lease payments under capital leases, non-cancelable operating leases and cancelable operating leases as of December 31, 2009 (dollars in thousands):

	Capital	Non-Cancelable Operating	Cancelable Operating	Total
2010	$19	$18,163	$133	$18,315
2011	20	15,019	—	15,039
2012	21	12,128	—	12,149
2013	21	9,054	—	9,075
2014	22	6,117	—	6,139
Thereafter	290	137,644	—	137,934

Total minimum payments	$393	$198,125	$133	$198,651

{

Appendix B

(1 of 4)

Note 2. Significant Accounting Policies: Property and Equipment, page F-8, and MD&A Critical Accounting Policies and Use of Estimates: Property and Equipment, page 58

Note 2. Significant Accounting Policies: Property and Equipment

Property and equipment are carried at cost. Major renewals or improvements are capitalized, while routine maintenance and repairs are expensed when incurred. The Company incurs maintenance and repair expenses to keep its operations safe and fit for existing purpose. Major renewals or improvements are undertaken to extend the useful life or increase the functionality of the asset, or both. Other than a de-minimis threshold under which costs are expensed as incurred, the Company does not apply pre-defined capitalization thresholds when assessing spending for classification among capital or expense.

Unlike the Class I railroads that operate over extensive contiguous rail networks, the Company’s short line and regional railroads are geographically disparate businesses that transport freight over relatively short distances. As a result, the Company typically incurs minimal spending on self-constructed assets and, instead, the vast majority of its capital spending relates to purchased assets installed by professional contractors. In addition, the Company generally does not incur significant rail grinding or ballast cleaning expenses. However, if and when such costs are incurred, they are expensed.

Depreciation is provided on the straight-line method over the useful lives of the road property and equipment. The following table sets forth the estimated useful lives of the Company’s major classes of property and equipment:

Property:	Estimated useful life
Buildings and leasehold improvements	30 years or life of lease
Bridges/tunnels/culverts	20 – 50 years
Track property	5 – 50 years

Equipment:
Computer equipment	3 years
Locomotives and freight cars	5 – 30 years
Vehicles and mobile equipment	5 – 10 years
Signals and crossing equipment	10 – 30 years
Track equipment	5 – 10 years
Other equipment	3 – 20 years

The Company reviews its long-lived tangible assets for impairment whenever events and circumstances indicate that the carrying amounts of such assets may not be recoverable. When factors indicate that assets may not be recoverable, the Company uses an estimate of the related undiscounted future cash flows over the remaining lives of assets in measuring whether or not impairment has occurred. If impairment is identified, a loss would be reported to the extent that

Appendix B

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the carrying value of the related assets exceeds the fair value of those assets as determined by valuation techniques applicable in the circumstances. Losses from impairment of assets are charged to net loss/(gain) on sale and impairment of assets within operating expenses.

Gains or losses on sales, ~~other dispositions and impairment of assets~~including sales of assets removed during track and equipment upgrade projects, or losses incurred through other dispositions, such as unanticipated retirement or destruction, are credited or charged to net loss/(gain) on sale and impairment of assets within operating expenses. Gains are recorded when realized if the sale value exceeds the remaining carrying value of the respective property and equipment. If the estimated salvage value is less than the remaining carrying value, the Company records the loss incurred equal to the respective asset’s carrying value less salvage value. There were no material losses incurred through other dispositions from unanticipated or unusual events in the years ended December 31, 2009, 2008 or 2007.

Appendix B

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MD&A – Critical Accounting Policies and Use of Estimates: Property and Equipment

We record property and equipment at cost. We capitalize major renewals or improvements, but routine maintenance and repairs are expensed when incurred. We incur maintenance and repair expenses to keep our operations safe and fit for existing purpose. Major renewals or improvements, however, are undertaken to extend the useful life or increase the functionality of the asset, or both.

When assessing spending for classification among capital or expense, we evaluate the substance of the respective spending. For example, costs incurred to modify a railroad bridge, either through individual projects or pre-established multi-year programs, which substantially upgrade the bridge’s capacity to carry increased loading and/or to allow for a carrying speed beyond the original or existing capacity of the bridge, are capitalized. However, costs for replacement of routinely wearable bridge components, such as plates or bolts, are expensed as incurred. Other than a de-minimis threshold under which costs are expensed as incurred, we do not apply pre-defined capitalization thresholds when assessing spending for classification among capital or expense.

Unlike the Class I railroads that operate over extensive contiguous rail networks, our short line and regional railroads are geographically disparate businesses that transport freight over relatively short distances. As a result, we typically incur minimal spending on self-constructed assets and, instead, the vast majority of our capital spending relates to purchased assets installed by professional contractors. We also generally do not incur significant rail grinding or ballast cleaning expenses. However, if and when such costs are incurred, they are expensed.

The following table sets forth our total net capitalized major renewals and improvements versus our total maintenance and repair expense for the years ended December 31, 2009, 2008 and 2007:
	2009	2008	2007
Gross capitalized major renewals and improvements	$78,967	$66,228	$88,970
Grants from outside parties	(32,311)	(17,335)	(32,829)

Net capitalized major renewals and improvements	$46,656	$48,893	$56,141

Total repairs and maintenance expense	$118,368	$125,715	$118,951

Appendix B

(4 of 4)

We depreciate our property and equipment on the straight-line method over the useful lives of the road property and equipment. The following table sets forth the estimated useful lives of our major classes of property and equipment:

Property:	Estimated useful life
Buildings and leasehold improvements	30 years or life of lease
Bridges/tunnels/culverts	20 – 50 years
Track property	5 – 50 years

Equipment:
Computer equipment	3 years
Locomotives and freight cars	5 – 30 years
Vehicles and mobile equipment	5 – 10 years
Signals and crossing equipment	10 – 30 years
Track equipment	5 – 10 years
Other equipment	3 – 20 years

We continually evaluate whether events and circumstances have occurred that indicate that our long-lived tangible assets may not be recoverable. When factors indicate that an asset should be evaluated for possible impairment, we use an estimate of the related undiscounted future cash flows over the remaining life of such asset in measuring whether or not impairment has occurred. If we identify impairment of an asset, we would report a loss to the extent that the carrying value of the related asset exceeds the fair value of such asset, as determined by valuation techniques applicable in the circumstances. Losses from impairment of assets are charged to net loss/(gain) on sale and impairment of assets within operating expenses.

Gains or losses on sales, ~~other dispositions and impairment of assets~~including sales of assets removed during track and equipment upgrade projects, or losses incurred through other dispositions, such as unanticipated retirement or destruction, are credited or charged to net loss/(gain) on sale and impairment of assets within operating expenses. Gains are recorded when realized if the sale value exceeds the remaining carrying value of the respective property and equipment. If the estimated salvage value is less than the remaining carrying value, we record the loss incurred equal to the respective asset’s carrying value less salvage value. There were no material losses incurred through other dispositions from unanticipated or unusual events in the years ended December 31, 2009, 2008 or 2007.